

August 20, 2014

Via E-Mail
Mr. Robert A. McGuinness
Chief Financial Officer
Gold Reserve Inc.
926 West Sprague Avenue, Suite 200
Spokane, WA 99201

> **Re:** **Gold Reserve Inc.**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed April 29, 2014**
> **File No. 001-31819**

Dear Mr. McGuinness:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.2 Audited Consolidated Financial Statements

Financial Statements

1.   Please provide the information required by ASU 2013-20 "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" or tell us why you believe this guidance does not apply to you.

Note 7. Property, Plant and Equipment, page 13

2.   We note that you continue to hold certain equipment that was originally purchased for the Brisas project, which was abandoned in 2009. We also note your disclosure that the carrying value of this equipment has been adjusted to its estimated fair value of $19 million. Please tell us when you performed an impairment analysis and how you computed the estimated fair value of this equipment. Please also tell us your plans for sale or disposal of the equipment and why there has been no change over the past few years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Nasreen Mohammad, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining